UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

                    (Check One) [ ]   Form 10-K    [ ] Form 20-F    [ ] Form 11-K   [X] Form 10-Q
                                           [ ]   Form 10-D    [ ] Form N-SAR   [ ] Form N-CSR

For the Period Ended March 31, 2009

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended ______________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRATION INFORMATION

SB Partners

Full Name of Registrant

N/A

Former Name if Applicable

1 New Haven Avenue, Suite 207, Box 11

Address of Principal Executive Office (Street and Number)

Milford, Ct. 06460

City, State and Zip Code

PART II- RULES 12B-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

2

☒	The reasons described in reasonable detail in part III of this form could not be eliminated without unreasonable effort or expense;

☒
The subject annual report, semi-annual report, transition report on form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

   ☐           The accountant’s statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has a 30% non-controlling interest in Sentinel Omaha, LLC, an affiliate of the Company’s general partner.  The investment in Omaha is accounted for at fair value.  In March 2009 the controller for Omaha had informed the Company that due to open issues related to a significant portion of Omaha’s debt, the audit firm conducting the annual audit for Omaha’s calendar year 2008 had not completed the audit and issued the audit opinion.  The investment in Omaha constitutes a significant portion of the assets of the Company.  As such, the audit firm conducting the annual audit for the Company is required to review both the financial statements of Omaha and the related workpapers prepared by Omaha’s auditors.

Until Omaha’s auditors are able to complete their audit of Omaha and the Company’s auditors perform their review of the Omaha audit, the Company’s auditors cannot issue an audited opinion on the Company’s financial statements (see Exhibit 1).  As a result, the Company was not able to file its form 10-K for the period ending December 31, 2008 timely and filed form 10-K NT.  Recently, the auditor for Omaha completed the annual audited report. The auditor for the Company has reviewed the audited report of Omaha and should complete the annual audited report for the Company shortly.  The Company’s form 10-K for the period ending December 31, 2008 and form 10-Q for the period ending March 31, 2009 should be filed during the next couple of weeks.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

    John H. Zoeller Vice President
            And Chief Financial Officer                                                                (212)                      408-8917

            (Name)                                                              (Area Code)          (Telephone Number)

(2)
Have all periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed?  If answer is no, identify such report(s).

Yes [ ]    No [ x]

The Company has not filed form 10-K for the period ended December 31, 2008.  See Part III above.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [x]    No  [  ]

If so, attach an explanation of the change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

3
Attached as Exhibit 1 is the Company’s draft Consolidated Statement of Operations for the period ending March 31, 2009 and 2008. Registrant anticipates reporting a net loss from continuing operations of approximately $6,215,000, a decline of approximately $4,179,000 as compared to a net loss of $2,036,000 in 2008.   Equity in net loss of investments is anticipated to increase $4,356,000 to $5,942,000 for 2009 from $1,586,000 for 2008. The Omaha investment reports on a fair value basis and due to the mortgage crisis, stagnant real estate market and slowing economy, the investment in Omaha reported an additional write-down in the value of its real estate portfolio of approximately 4%.

General Real Estate Risks

This report on Form 10-Q includes statements that constitute "forward looking statements" within the meaning of Section 27(A) of the Securities Act of 1933 and Section 21(E) of the Securities Exchange Act of 1934 and that are intended to come within the safe harbor protection provided by those sections.  By their nature, all forward looking statements involve risks and uncertainties.  Actual results may differ materially from those contemplated by the forward looking statements for a number of reasons, including, but not limited to, those risks described below:

Debt Servicing and Financing

The real estate market is suffering through one of its worst debt crises.  Interest rates have increased and some borrowers are finding it difficult to secure debt at acceptable terms as lenders have imposed stricter terms on borrowers. If the Registrant does not have funds sufficient to repay its indebtedness at maturity, the Registrant may need to refinance such indebtedness with new debt financing or through equity offerings.  The Registrant may be restricted from obtaining a loan which will be sufficient to retire the existing loan and which may be based on lower debt service coverage. If it is unable to refinance this indebtedness on acceptable terms, the Registrant may be forced to dispose of properties upon disadvantageous terms, which could result in losses to the Registrant and adversely affect the amount of cash available for distribution to Unit holders.  If prevailing interest rates or general economic conditions result in higher interest rates at a time when the Registrant must refinance its indebtedness, the Registrant's interest expense could increase, which would adversely affect the Registrant's results of operations and financial condition and its ability to pay distributions to Unit holders.  Further, if any of the Registrant's properties are mortgaged to secure payment of indebtedness and the Registrant is unable to meet mortgage payments, mortgagee could foreclose or otherwise transfer the property, with a consequent loss of income and asset value to the Registrant.

Registrant’s unsecured credit facility matured October 1, 2008.   The holder of the unsecured debt had formally extended the maturity to February 28, 2009 and has verbally extended the debt beyond February 28, 2009 on a month to month basis.  The holder has not sent any formal notice of default and Registrant continues to pay current debt service. Registrant will discuss terms for extending the debt on a longer term basis but there can be no assurance that the holder will offer such extension or that Registrant will be able to comply with the terms offered and conditions imposed by the holder in exchange for such extension.

SB Partners

Full Name of Registrant

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 13, 2009                                                                    By /s/ John H. Zoeller
                John H. Zoeller
                Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
                                  Intentional misstatements or omission of fact constitute Federal Criminal Violations (See 18 U.S.C 1001).

EXHIBIT  1.

SB PARTNERS
(A New York Limited Partnership)

DRAFT CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

	For the 3 Months Ended March 31,
	2009	2008
Revenues:
Base rental income	$618,077	$604,434
Other rental income	138,010	142,535
Interest on short-term investments and other	70	8,154

Total revenues	756,157	755,123

Expenses:
Real estate operating expenses	105,954	108,044
Interest on mortgage notes and unsecured loan payable	372,822	560,000
Depreciation and amortization	215,202	219,784
Real estate taxes	111,518	111,451
Management fees	213,172	197,005
Other	10,401	8,430

Total expenses	1,029,069	1,204,714

Loss from operations	(272,912)	(449,591)

Equity in net loss of investments	(5,942,376)	(1,586,091)

Loss from continuing operations	(6,215,288)	(2,035,682)

Income from discontinued operations	109,436	45,845

Net loss	(6,105,852)	(1,989,837)

Loss allocated to general partner	(788)	(257)

Loss allocated to limited partners	$(6,105,064)	$(1,989,580)

Loss per unit of limited partnership interest
(basic and diluted)

Continuing operations	$(801.66)	$(262.57)

Discontinued operations (including gain on sale)	$14.12	$5.91

Net loss	$(787.55)	$(256.65)

Weighted Average Number of Units of Limited
Partnership Interest Outstanding	7,753	7,753